BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to Instruction CVM 358 of Janurary 3, 2002 and in addition to the Announcement to the Market published on March 17, 2017 about “Weak Flesh Investigation” conducted by the Brazilian federal police (“Investigation”), clarifies about the news published by the press, citing the Company.

1.           INTERVENTION ON THE FACTORY IN MINEIROS (GO). The BRF factory in Mineiros, Goiás, was constructed in 2006, produces chicken and turkey meat and accounts for less than 5% of the total production of BRF. Its products are destined for exportations and for the domestic markets.  The plant has a permit to export to the most demanding markets in the world, such as Canada, the European Union, Russia and Japan, following the different standards required by these countries.

The factory has three international certifications that are among the most important worldwide: BRC (Global Standard for Food Safety), IFS (International Food Standard) and ALO Free (Agricultural Labeling Ordinance). The last inspection that the factory had was conducted by the Brazilian Ministry of Agriculture, Livestock and Food Supply (“MAPA”) in February 2017, having been cleared to maintain its operations in all the criteria.

Although the judge of the investigation considered the closing of the unit unnecessary, its operations have been suspended, in a preventative and temporary manner, by the MAPA. This measure will last until BRF can provide the information that certifies the security and quality of the products produced, which should happen soon, since the company is confident in its processes and standards, which are among the most rigorous in the world.

2.           PRESENCE OF SALMONELLA IN THE PRODUCTS. With regards to this topic, certain important facts must be clarified to better understand the question. There are around 2,600 types of Salmonella, a common bacteria in food products of animal or vegetable origin. All types are easily eliminated with adequate cooking of the food.

In relation to the case in Italy reported in the media, it is important to clarify that BRF did not incur in any irregularity.

The correct facts are as follows: in 2011, the European Union defined a new regulation (CE 1086/2011) for the control of Salmonella in poultry, produced locally or imported. Pursuant to this regulation, products in natura cannot contain two types of Salmonella SE and ST (Salmonella Enteritidis and Salmonella Typhimurium). Notwithstanding, the type of Salmonella found in some lots of four BRF containers sent to Italy is not any of those mentioned above and is allowed by the European legislation for meat in natura.

In light of the above, BRF reiterates that all of the measures taken by the Company and its technicians are fully in accordance with the highest levels of governance and compliance and in no way undermine any ethical or legal principals of Brazil and of the countries in which BRF exports its products.

3.           USE OF CARDBOARD. There is no cardboard in BRF products. There has been a great misunderstanding in the interpretation of the audio captured by the Brazilian federal police.  The employee in question was referring to the packaging of the products and not to its content. When he says “inside the CMS,” he was referring to the area where the CMS is stored.  This becomes even clearer when he says that he is going to see if he can “put IT IN cardboard,” or, in other words, pack the product IN cardboard, since this product is normally packaged in plastic.  In the following sentence, he makes it very clear that, in the event he does not obtain approval for the change of packaging, he will need to condemn the product or, in other words, discard it.

4.           CORRUPTION ALLEGATIONS. BRF does not concur with illicit conduct and categorially refutes any insinuation to the contrary. Upon being informed of the Investigation, the Company immediately took the necessary measures to investigate the facts. This verification will be carried out independently, and if there is any act that does not comply with current legislation and regulation, the Company will take the appropriate measures with necessary rigor. BRF does not tolerate any deviation from its transparency manual and the Brazilian legislation and regulation and the countries in which it operates

5.           NEWS ABOUT “ROTTEN MEAT”. BRF never sold rotten mean and has never been accused of this. The mention of non-specific products, under the Investigation, are in relation to other companies, which can be evidenced in the material disclosed by the Brazilian federal police.  BRF regrets that part of the press mistakenly included its name in reports that discuss this issue, confusing consumers and the society.

CONCLUSION. In light of the above, BRF is publicly expressing its support to the inspection of the sector and to the society’s right to information based on the facts, without generalizations that may harm the reputation of reputable companies and generate unnecessary alarm to the population.

São Paulo, March 20, 2017

Pedro de Andrade Faria
Global Chief Executive and Investor Relations Officer